UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMG Pantheon Fund, LLC

(Name of Issuer)

AMG Pantheon Fund, LLC

(Name of Person(s) Filing Statement)

Class 1 Units

(Title of Class of Securities)

001700137

(CUSIP Number of class of securities)

Class 2 Units

(Title of Class of Securities)

001700111

(CUSIP Number of class of securities)

Class 3 Units

(Title of Class of Securities)

001700129

(CUSIP Number of class of securities)

Class 4 Units

(Title of Class of Securities)

001700103

(CUSIP Number of class of securities)

Class 5 Units

(Title of Class of Securities)

001700202

(CUSIP Number of class of securities)

Mark J. Duggan

c/o AMG Pantheon Fund, LLC

AMG Funds LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

(877) 355-1566

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

June 23, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

AMG Pantheon Fund, LLC (the “Fund”) is filing this Amendment (the “Final Amendment”) to our Final Amendment of the Tender Offer Statement on Schedule TO-I/A (the “Original Final Amendment”), which was filed with the U.S. Securities and Exchange Commission on October 7, 2025, relating to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on June 23, 2025 by the Fund in connection with an offer by the Fund (the “Offer”) to repurchase its shares of beneficial interest (the “Shares”) in an amount up to 5% of the total net assets of the Fund.

The purpose of this Amendment is to correct certain information in the Original Final Amendment.

SCHEDULE TO

Items 1 through 11.

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by AMG Pantheon Fund, LLC (the “Fund”) on June 23, 2025 relating to the tender offer (the “Offer”) by the Fund to repurchase up to 9,919,243 of its outstanding units of beneficial interest (the “Units”), Class 1 Units, Class 2 Units, Class 3 Units, Class 4 Units, and Class 5 Units, at a price per Unit equal to the net asset value per Unit of the applicable Class of Units (that is, with respect to each class of Units, the value of the total assets of such class minus its total liabilities, divided by the total number of outstanding Units of such class) effective as of September 30, 2025 on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Repurchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on July 22, 2025.

2.	2,311,077.752 Units were validly tendered and not withdrawn prior to the expiration of the Offer.

Item 12(b). Filing Fee

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMG PANTHEON FUND, LLC

By:	/s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Treasurer

Dated: October 14, 2025

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.